AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 20, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2024
Commission File Number 000-30852
__________________________
GRUPO FINANCIERO GALICIA SA
(The "Registrant")
__________________________
GALICIA FINANCIAL GROUP
(Translation of Registrant’s name into English)
REPUBLIC OF ARGENTINA
(Jurisdiction of incorporation or organization)
Grupo Financiero Galicia SA
Tte. Gral. Juan D. Perón 430, 25th floor
C1038 AAJ - Buenos Aires, Argentina
(Address of principal executive offices)
Diego Rivas, Chief Financial Officer & Compliance
Tel: 54 11 4343 7528, drivas@gfgsa.com
Perón 430, 25° Piso C1038AAJ Buenos Aires ARGENTINA
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
__________________________

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether by furnishing the information contained in this form, the Registrant is also thereby furnishing the information to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333- 283462) OF GRUPO FINANCIERO GALICIA SA AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS O REPORTS SUBSEQUENTLY FILED OF FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO FINANCIERO GALICIA S.A.
(Registrant)

Date: December 20, 2024	By:	/s/ Fabián E. Kon
Name: Fabiám E. Kon
Title: Chief Executive Officer

Operating and Financial Review
The following discussion and analysis are intended to help you understand and assess the significant changes and trends in our historical results of operations and the factors affecting our operations for the nine month periods ended September 30, 2024 and 2023. You should read this section in conjunction with our audited consolidated financial statements and their related notes for the three and nine months ended September 30, 2024 presented on Form 6-K furnished to the SEC on November 26, 2024.
Certain figures included in this document have been rounded for ease of presentation. Percentage figures included in this document have not in all cases been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this document may vary from those obtained by performing the same calculations using the figures in the Issuer’s financial statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.
Results of Operations for the Periods Ended September 30, 2024 and September 30, 2023.
We discuss below our results of operations for the fiscal period ended September 30, 2024, as compared with our results of operations for the fiscal period ended September 30, 2023.
i) Consolidated Income Statement

	For the Period Ended September 30,		Change (%)
	2024	2023	2024/2023
	(in millions of Pesos as of September, 2024, otherwise noted)
Consolidated Income Statement
Net Income from Interest	4,019,543	2,306,172	74
Interest Income	6,296,175	6,849,630	(8)
Interest Expenses	(2,276,632)	(4,543,458)	(50)
Net Fee Income	697,956	704,911	(1)
Fee Income	819,890	817,818	—
Fee Related Expenses	(121,934)	(112,906)	8
Net Income from financial instruments measured at fair value through profit or loss	534,430	537,901	(1)
Income from Derecognition of Assets Measured at Amortized Cost	167,682	72,376	132
Exchange Rate Differences on Foreign Currency	129,123	394,622	(67)
Other Operating Income	316,032	570,313	(45)
Insurance Business Result (1)	57,375	56,874	1
Impairment Charge	(458,718)	(260,783)	76
Net Operating Income	5,463,422	4,382,387	25
Personnel expenses	(512,388)	(464,174)	10
Administrative Expenses	(508,618)	(426,798)	19
Depreciation Expenses	(114,169)	(125,669)	(9)
Other Operating Expenses	(883,999)	(764,819)	16
Loss on Net Monetary Position	(1,976,508)	(1,879,250)	5
Operating Income	1,467,740	721,678	103
Share of Profit from Associates and Joint Ventures	(3,592)	(3,072)	17
Income Tax from Continuing Operations	(507,987)	(219,266)	132
Net Income (Loss) for the Year	956,162	499,340	91
Net Income (Loss) for the Year Attributable to Parent Company’s Owner	956,270	499,339	92
Net Income (Loss) for the Year Attributable to Non-controlling Interests	(109)	—
Other Comprehensive Income (Loss)	17,185	982	1650
Total Comprehensive Income (Loss)	973,347	500,322	95
Total Comprehensive Income (Loss) Attributable to Parent Company’s Owners	973,455	500,321	95
Total Comprehensive Income (Loss) Loss Attributable to Non-controlling Interests	(109)	—	—
Ratios (%)			Change (pbs)
Return on Assets(2)	4.16	2.59	158
Return on Shareholders’ Equity(3)	21.54	12.86	868
			Change (%)
Basic Earnings per Share (in Pesos)	648.45	338.61	92
(1) Comparative data for the year ended September 30, 2021 are prepared on an IFRS 4 basis.
(2) Net Income for the Year Attributable to Parent Company´s Owner / Total Assets
(3) Net Income for the Year Attributable to Parent Company´s Owner / Total Shareholder´s Equity Attributable to Parent Company´s Owner
Nine-month period ended September 30, 2024, compared to nine-month period ended September 30, 2023
Net income for the nine-month period ended September 30, 2024 was equal to Ps.956,270 million, as compared to net income equal to Ps.499,339 million for the nine-month period ended September 30, 2023, a Ps.456,931 million or 92%

increase. This result was mainly due to net income from: (i) banking activities (Banco Galicia) for Ps.753,280 million, (ii) Naranja X for Ps.188,640 million and (iii) a loss from insurance services (Sudamericana Holding) for Ps.17,519 million.
Net earnings per share for the nine-month period ended September 30, 2024, was equal to a Ps.648.45 per share, as compared to a Ps.338.61 per share for the nine-month period ended September 30, 2023.
The return on assets and the return on shareholders’ equity for the nine-month period ended September 30, 2024, was equal to 4.16% and 21.54%, respectively, as compared to 2.59% and 12.86%, respectively, for the nine-month period ended September 30, 2023.
The increase in net income for the nine-month period ended September 30, 2024 was primarily attributable to a higher net operating income, increasing from Ps.4,382,387 million for the nine-month period ended September 30, 2023 to Ps.5,463,422 million for the nine-month period ended September 30, 2024 (a 25% increase as compared to September 30, 2023) due to a higher net income from interest increasing from Ps.2,306,172 million in 2024 to Ps.4,019,543 million in 2023, offset by lower result from exchange rate differences on foreign currency.
ii) Interest-Earning Assets
The following table shows our yields on interest-earning assets:

	As of September 30,
	2024		2023
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos as of September, 2024, except rates)
Interest-Earning Assets
Debt Securities at fair value through profit or loss
Government Securities	805,586	57.83%	4,143,847	6.59%
Others Debt Securities	22,374	77.40%	80,810	144.89%
Total Debt Securities at fair value through profit or loss	827,960	58.36%	4,224,657	9.24%
Repurchase Transactions	1,506,038	55.23%	845,569	58.40%
Loans and Other Financing
Loans	6,144,374	39.95%	6,821,664	43.45%
Financial Leases	9,703	55.88%	20,824	46.89%
Other Loans and Other Financing	8,699	23.96%	12,938	8.86%
Total Loans and Other Financing	6,162,776	39.95%	6,855,426	43.40%
Other Interest-Earning Assets	2,999,592	91.25%	1,438,589	254.86%
Total Interest-Earning Assets	11,496,366	56.66%	13,364,241	56.31%
Spread and Net Yield
Interest Spread, Nominal Basis (1)		28.98%		13.79%
Cost of Funds Supporting Interest-Earning Assets		19.03%		32.61%
Net Yield on Interest-Earning Assets (2)		37.63%		23.70%
(1)Reflects the difference between the average nominal interest rate on interest-earning assets and the average nominal interest rate on interest-bearing liabilities. Interest rates include the CER/UVA adjustment.
(2)Net interest earned divided by average interest-earning assets. Interest rates include the CER/UVA adjustment.
Nine-month period ended September 30, 2024 compared to nine-month period ended September 30, 2023
The average balance of interest-earning asset decreased Ps.1,867,875 million, from Ps.13,364,241 million for the nine-month period ended September 30, 2023, to Ps.11,496,366 million for the nine-month period ended September 30, 2024, representing a decrease of 14% as compared to 2023. Of this decrease, Ps.3,396,697 million were due to a decrease in the average balance of debt securities, offset by an increase of Ps1,561,003 million in the volume of other interest-earning assets. The average yield on interest-earning assets was 56.66% in September, 2024, as compared to 56.31% in September, 2023, a 35 bps increase, mainly attributable to an increase in the average interest rate earned on other loans and other financing (increasing 1,510 bps as compared to 2023).
iii) Interest-Bearing Liabilities
The following table shows our yields on cost of funds:

	As of September 30,
	2024		2023
	Average Balance	Average Yield / Rate	Average Balance	Average Yield / Rate
	(in millions of Pesos as of September, 2024, except rates)
Interest-Bearing Liabilities
Deposits
Savings Accounts	4,190,792	14.57%	3,815,586	22.02%
Time Deposits	2,572,501	45.92%	5,287,300	59.66%
Total Interest-Bearing Deposits	6,763,293	26.49%	9,102,886	43.88%
Financing Received from the Argentine Central Bank and Other Financial Institutions	339,512	40.07%	351,047	2.31%
Debt Securities and Subordinated Debt Securities	418,851	28.86%	579,822	40.76%
Other Interest-Bearing Liabilities	382,408	36.49%	216,029	55.19%
Total Interest-Bearing Liabilities	7,904,064	27.68%	10,249,784	42.52%
Nine-month period ended September 30, 2024 compared to nine-month period ended September 30, 2023
The average balance of interest-bearing liabilities for the nine-month period ended September 30, 2024, were equal to Ps.7,904,064 million, as compared to Ps.10,249,784 million for the nine-month period ended September 30, 2023, a decrease of 23% as compared to 2023. Such decrease was primarily attributable to a Ps.2,714,799 million decrease in the average balance of time deposits, which decreased to Ps.2,572,501 as of the nine-month period ended September 30, 2024 from Ps.5,287,300 million as of the nine-month period ended September 30, 2023. The average yield on interest-bearing liabilities was 27.68% as of September 2024, as compared to 42.52% as of September 2023, a 1,484 bps decrease, mainly attributable to a decrease in the average interest rate on time deposits (decreasing 1,374 bps as compared to September 30, 2023).

iv) Interest Income
Consolidated interest income was composed of the following:

	For the Period Ended September 30,		Change (%)
	2024	2023	2024/2023
	(in millions of Pesos as of September, 2024, except percentages)
Cash and due from banks	398	380	5
Corporate debt securities	7,995	11,699	(32)
Government debt securities	2,773,766	3,359,954	(17)
On Loans and Other Financing Activities	2,634,041	2,937,295	(10)
Financial Sector	17,552	21,546	(19)
Non-financial Private Sector	2,616,488	2,915,749	(10)
Advances	209,480	263,047	(20)
Mortgage loans	292,204	222,505	31
Pledge loans	28,291	43,636	(35)
Personal Loans	482,532	273,851	76
Credit Card Loans	948,726	998,522	(5)
Financial Leases	4,625	9,516	(51)
Notes	619,029	997,980	(38)
Pre-financing and export financing	5,125	3,618	42
Others	26,476	103,073	(74)
On Repurchase Transactions	879,975	540,302	63
Total Income from Interest	6,296,175	6,849,630	(8)
Nine-month period ended September 30, 2024, compared to nine-month period ended September 30, 2023
Interest income for the nine-month period ended September 30, 2024, was equal to Ps.6,296,175 million, as compared to Ps.6,849,630 million for the nine-month period ended September 30, 2023, a 8% decrease. Such decrease was the result of a Ps.586,188 million or 17% increase in government securities.
The decrease of Ps.586,188 million in the interest earned from government debt securities was due mostly to a decrease in the volume of government securities.
The average amount of loans granted for the nine-month period ended September 30, 2024 was equal to Ps.6,144,374 million, a 10% decrease as compared to the Ps.6,821,664 million for the nine-month period ended September 30, 2023. The average interest rate on total loans was 39.95% for the nine-month period ended September 30, 2024, as compared to 43.40% for the nine-month period ended September 30, 2023, representing a 345 bps decrease year-over-year.
Interest income from banking activity were equal to Ps.5,206,215 million in September 2024, a 13% decrease as compared to the Ps.6,026,062 million recorded in the nine-month period ended September 30, 2023.
According to BCRA information, as of September 30, 2024, Banco Galicia’s estimated market share of loans to the private sector was 11.91%, as compared to 11.51% as of September 30, 2023.
Interest income related to Naranja X amounted to Ps.1,088,676 million for the nine-month period ended September 30, 2024, a 24% increase as compared to the Ps.879,469 million recorded for the nine-month period ended September 30, 2023.

Interest income related to insurance activity amounted to Ps.35,012 million for the period ended September 30, 2024, a 35% increase as compared to the Ps.26,019 million recorded for the nine-month period ended September 30, 2023.
The following table indicates Banco Galicia market share in the segments listed below:

	For the Period Ended September 30,
	2024	2023
Market Share (*)	(in percentages)
Total Loans	11.74	11.40
Private-Sector Loans	11.91	11.51
___________________
(*) Exclusively Banco Galicia within the Argentine market, according to the daily information on loans published by the BCRA. Balances as of the last day of each year.
v) Interest Expenses
Consolidated interest expenses were comprised of the following:

	For the Period Ended September 30,		Change (%)
	2024	2023	2024/2023
	(in millions of Pesos as of September, 2024, except percentages)
On Deposits	1,915,787	4,069,823	(53)
Non-financial Private Sector	1,915,787	4,069,823	(53)
Checking Accounts	1,842	589	213
Savings Accounts	134,854	76,224	77
Time Deposit and Term Investments	1,027,220	2,988,710	(66)
Others	751,870	1,004,300	(25)
On Financing Received from the Argentine Central Bank and Other Financial Institutions	93,976	110,490	(15)
On Repurchase Transactions	139,469	94,140	48
Argentine Central Bank	145	—
Other Financial Institutions	139,323	94,140	48
On Other Financial Liabilities	41,080	252,150	(84)
On Debt Securities	69,483	83	83,614
On Subordinated Debt Securities	16,838	16,772	—
Total Interest Expenses	2,276,632	4,543,458	(50)
Nine-month period ended September 30, 2024 compared to nine-month period ended September 30, 2023
Interest expenses for the nine-month period ended September 30, 2024, were equal to Ps.2,276,632 million, as compared to Ps.4,543,458 million for the nine-month period ended September 30, 2023, representing a 50% decrease. Such increase was primarily attributable to a decrease in interest paid on deposits for Ps.2,154,036 million.
Interest expenses from deposits were equal to Ps.1,915,787 million for the nine-month period ended September 30, 2024, as compared to Ps.4,069,823 million for the nine-month period ended September 30, 2023, a Ps.2,154,036 million decrease. This decrease was primarily due to decreased interest expenses related to time deposits and term investments, which was equal to Ps.1,027,220 million for the nine-month period ended September 30, 2024, representing a 66% decrease as compared to Ps.2,988,710 million for the nine-month period ended September 30, 2023 and due to a decrease of other deposits for Ps.252,430.

The decrease in lower interest paid to time deposits and term investments was as a consequence of lower volume and rate yields.
The total average interest-bearing deposits for the nine-month period ended September 30, 2024, were equal to Ps.6,763,293 million, reflecting a decrease of 26%. This decrease was due to a decrease in time deposits for Ps.2,714,799 million.
Out of total interest-bearing deposits (savings accounts and time deposits) for the nine-month period ended September 30, 2024, the average interest rate of time deposits was 45.92%, as compared to 59.66% for the nine-month period ended September 30, 2023; a 1,374 bps decrease.
Savings accounts deposits for the nine-month period ended September 30, 2024 accrued interest at an average rate of 14.57%, as compared to an average rate of 22.02% for the nine-month period ended September 30, 2023, a 745 bps decrease.
Interest expenses related to banking activity were equal to Ps.1,955,674 million for the nine-month period ended September 30, 2024, as compared to Ps.4,114,542 million for the nine-month period ended September 30, 2023, representing a 52% decrease.
According to BCRA information and considering only deposits from the private-sector deposits in checking and savings accounts and time deposits, Banco Galicia’s estimated Argentine deposit market share increased from 7.15% as of September 30, 2023, to 8.37% as of September 30, 2024..
Interest expenses related to Naranja X were equal to Ps.367,874 million for the nine-month period ended September 30, 2024, as compared to Ps.498,715 million for the nine-month period ended September 30, 2024, representing a 26% decrease.
The following table indicates Banco Galicia's market share in the segments listed below:

	For the Period Ended September 30,
	2024	2023
Market Share (*)	(in percentages)
Total Deposits	8.57	8.65
Total Deposits in Checking and Savings Accounts	8.37	7.15
Private-Sector Deposits	9.99	9.43
____________________
(*) Exclusively Banco Galicia within the Argentine market, according to the daily information on deposits published by the BCRA. Balances as of the last day of each year.

vi) Net Fee Income
Consolidated net fee income consisted of:

	For the Period Ended September 30,		Change (%)
	2024	2023	2024/2023
	(in millions of Pesos as of September, 2024, except percentages)
Income From
Credit Cards	361,110	337,905	7
Insurance	13,182	17,371	(24)
Deposits and other obligations	245,150	304,851	(20)
Credit Loans	101,031	87,873	15
Loan Commitments and Financial Guarantees	6,936	2,755	152
Securities	58,502	38,806	51
Collections Management	3,091	3,755	(18)
Foreign and Exchange Transactions	30,889	24,501	26
Total fee income	819,890	817,818	—
Total fee expenses	(121,934)	(112,906)	8
Net fee income	697,956	704,911	(1)
Nine-month period ended September 30, 2024 compared to nine-month period ended September 30, 2023
Our net fee income for the nine-month period ended September 30, 2024, was equal to Ps.697,956 million, as compared to Ps.704,911 million for the nine-month period ended September 30, 2023, a 1% decrease. This decrease was mainly due to a 20% decrease in deposits and other obligations, offset by a 51% increase in securities and a 7% increase in credit cards.
Income from credit card transactions for the nine-month period ended September 30, 2024, was Ps.361,110 million, as compared to Ps.337,905 million for the nine-month period ended September 30, 2023, a Ps.23,205 million increase.
The total number of credit cards managed for the period ended September 30, 2024 was 14,395,255, as compared to 12,825,381 for the period ended September 30, 2023, a 12% increase.
The total fee expenses for the nine-month period ended September 30, 2024 were equal to Ps.121,934 million, as compared to Ps.112,906 million for the nine-month period ended September 30, 2023, a 8% increase.
Net fee income related to banking activity for the nine-month period ended September 30, 2024, was equal to Ps.405,600 million, as compared to Ps.437,269 million for the nine-month period ended September 30, 2023, a 7% decrease.
Net fee income related to Naranja X for the nine-month period ended September 30, 2024 amounted to Ps.304,602 million as compared to Ps.277,973 million for the nine-month period ended September 30, 2023, a 10% increase.
For more information about fees, please see – Item 4. “Information on the Company” –A. “Business Overview” – “Argentine Banking Regulations” – “Limitations on Fees and Other Substantial Elements”.

The following table sets forth the number of credit cards outstanding as of the dates indicated:

	For the Period Ended September 30,		Change (%)
	2024	2023	2024/2023
	(number of credit cards, except otherwise noted)		(percentages)
Visa	2,560,832	2,520,396	2
“Gold”	617,387	585,535	5
International	694,512	719,274	(3)
Domestic	7,212	11,812	(39)
“Business”	160,762	154,536	4
“Platinum”	430,904	439,512	(2)
“Signature”	650,055	609,727	7
American Express	647,619	659,474	(2)
“Gold”	148,540	155,506	(4)
“International”	102,427	110,277	(7)
“Platinum”	160,600	167,253	(4)
“Signature”	236,052	226,438	4
MasterCard	1,184,123	1,106,298	7
“Gold”	341,902	307,999	11
MasterCard	326,867	297,595	10
“Platinum”	168,180	171,705	(2)
“Black”	347,161	328,980	6
Others	13	19	(32)
Tarjeta Naranja	10,002,681	8,539,213	17
Naranja	5,322,712	4,589,515	16
Visa	3,661,271	3,577,525	2
MasterCard	979,776	327,491	199
American Express	38,922	44,682	(13)
Total Credit Cards	14,395,255	12,825,381	12
Total Amount of Purchases (in millions of Pesos as of September, 2024)	921,473	802,803	15

vii) Net Income from Financial Instruments
Consolidated net income from financial instruments was comprised of:

	For the Period Ended September 30,		Change (%)
	2024	2023	2024/2023
	(in millions of Pesos as of September, 2024, except percentages)
From Measurement of Financial Assets at Fair Value through Profit or Loss:
Income from Government Securities	443,736	363,044	22
Income from Corporate Securities	65,312	177,376	(63)
Income from Derivative Instruments	6,015	12,063	(50)
Forward Transactions	6,008	12,063	(50)
Options	7	—	—
Income from Other Financial Assets	12	—	—
Income from sale or derecognition of Financial Assets at fair value	36,739	—	—
From Measurement of Financial Liabilities at Fair Value through Profit or Loss:	(17,384)	(14,581)	19
Total Net income from financial instruments measured at fair value through profit or loss	534,430	537,901	(1)
Nine-month period ended September 30, 2024 compared to nine-month period ended September 30, 2023
Net income from financial instruments measured at fair value through profit or loss for the nine-month period ended September 30, 2024 was equal to Ps.534,430 million, as compared to Ps.537,901 million for the nine-month period ended September 30, 2023, a Ps.3,472 million decrease. This decrease was a consequence of lower income from corporate securities for Ps.112,064 million, offset by higher income from government securities for Ps.80,692 million.
The average position in Government securities for the nine-month period ended September 30, 2024 was Ps.805,586 million, as compared to Ps.4,143,847 million for the nine-month period ended September 30, 2023, a 81% decrease.
Net income from financial instruments measured at fair value through profit or loss related to banking activity for the nine-month period ended September 30, 2024 were equal to Ps.382,712 million as compared to Ps.386,656 million for the nine-month period ended September 30, 2023, a 1% decrease.
Net income from financial instruments measured at fair value through profit or loss related to Naranja X for the nine-month period ended September 30, 2024 were equal to Ps.53,529 million as compared to Ps.57,067 million for the nine-month period ended September 30, 2023, a 6% decrease.
Net income from financial instruments measured at fair value through profit or loss related to insurance activity for the nine-month period ended September 30, 2024 amounted to Ps.6,926 million as compared to a loss of Ps.3,948 million for the nine-month period ended September 30, 2023, a 75% increase.
viii) Exchange Rate Differences on Foreign Currency
Nine-month period ended September 30, 2024 compared to nine-month period ended September 30,2023
Exchange rate differences on foreign currency for the nine-month period ended September 30, 2024 were equal to Ps.129,123 million, as compared to Ps.394,622 million for the nine-month period ended September 30, 2023, a 67% or Ps.265,499 million decrease.

ix) Other Operating Income
The following table sets forth the various components of other operating income.

	For the Period Ended September 30,		Change (%)
	2024	2023	2024/2023
	(in millions of Pesos as of September, 2024, except percentages)
Other financial income (1) (2)	70,790	311,643	(77)
Rental of safe deposit boxes (1)	20,012	18,075	11
Other fee income (1)	17,136	11,312	51
Other adjustments and interest on miscellaneous receivables	130,450	111,024	17
Reversed allowances	993	51,321	(98)
Other	76,650	66,938	15
Total other operating income	316,032	570,313	(45)
____________________
1)Item included for calculating the efficiency ratio.
2)Item included for calculating the financial margin.
Nine-month period ended September 30, 2024 compared to nine-month period ended September 30,2023
Other operating income for the nine-month period ended September 30, 2024 was equal to Ps.316,032 million, as compared to Ps.570,313 million for the nine-month period ended September 30, 2023, a 45% decrease. This decrease was mainly the result of lower other financial income for Ps.240,853 million.
Other operating income related to banking activity was equal to Ps.133,264 million, as compared to Ps.420,302 million for the nine-month period ended September 30, 2023, a 68% decrease.
Other operating income related to Naranja X for the nine-month period ended September 30, 2024 was equal to Ps.70,361 million, as compared to Ps.59,858 million for the nine-month period ended September 30, 2023, a 18% increase.
x) Insurance Business Result
The following table shows the results generated by insurance activities:

	For the Year Ended September 30,		Change (%)
	2024	2023	2024/2023
	(in millions of Pesos as of September, 2024, except percentages)
Insurance revenue	245,772	103,143	138
Insurance service expense	(170,829)	(45,231)	278
Net expenses from reinsurance contracts held	(17,568)	(1,037)	1,594
Total Income from Insurance Activities	57,375	56,874	1

Nine-month period ended September 30, 2024 compared to nine-month period ended September 30, 2023
Insurance business result (excluding administrative expenses and taxes, net of eliminations related to related-party transactions) for the nine-month period ended September 30, 2024, was equal to Ps.57,375 million, as compared to Ps.56,874 million for the nine-month period ended September 30, 2023, a 1% decrease.

xi) Impairment Charge
Nine-month period ended September 30, 2024, compared to nine-month period ended September 30, 2023
Impairment Charge for the nine-month period ended September 30, 2024 were equal to Ps.458,718 million, as compared to Ps.260,783 million for the nine-month period ended September 30, 2023, a 76% increase. This increase was due to the worsening performance of macroeconomic variables.
Impairment Charge related to banking activity for the nine-month period ended September 30, 2024, were equal to Ps.276,220 million, as compared to Ps.177,091 million for the nine-month period ended September 30, 2023, a 56% increase.
Impairment Charge related to Naranja X for the nine-month period ended September 30, 2024 were equal to Ps.182,394 million, as compared to Ps.83,711 million for the nine-month period ended September 30, 2023, a 118% increase. This increase was due to the worsening performance of Naranja's customers, as well as macroeconomic variables.
xii) Personnel Expenses
Nine-month period ended September 30, 2024, compared to nine-month period ended September 30, 2023
Personnel expenses for the nine-month period ended September 30, 2024 were equal to Ps.512,388 million, as compared to Ps.464,174 million for the nine-month period ended September 30, 2023, a 10% increase. This increase was primarily as a result of the impact of salary increases on employee salary.
Personnel expenses related to banking activity for the nine-month period ended September 30, 2024 were equal to Ps.354,709 million, as compared to Ps.326,467 million for the nine-month period ended September 30, 2023, a 9% increase.
Personnel expenses related to Naranja X for the nine-month period ended September 30, 2024 were equal to Ps.114,924 million as compared to Ps.109,850 million for the nine-month period ended September 30, 2023, a 5% increase.
Personnel expenses related to insurance activity for the nine-month period ended September 30, 2024 were equal to Ps.24,067 million as compared to Ps.15,175 million for the nine-month period ended September 30, 2023, a 59% increase.

xiii) Administrative Expenses
The following table sets forth the components of our consolidated administrative expenses:

	For the Period Ended September 30,		Change (%)
	2024	2023	2024/2023
	(in millions of Pesos as of September, 2024, except percentages)
Compensations and Remunerations for Services	43,101	26,927	60
Directors and Syndics' Fees	4,413	3,859	14
Advertising and Publicity	25,463	20,851	22
Taxes	150,860	125,293	20
Maintenance and Repairs	79,182	62,927	26
Electricity and Communications	23,126	20,654	12
Representation and Travel Expenses	1,511	998	51
Stationery and Office Supplies	2,368	1,807	31
Rentals	841	837	—
Administrative Services under Contract	91,110	77,012	18
Security	11,026	10,520	5
Insurance	4,132	3,193	29
Armored Transportation Service	21,365	28	76,204
Others	50,120	71,893	(30)
Total Administrative Expenses	508,618	426,798	19
Nine-month period ended September 30, 2024, compared to nine-month period ended September 30, 2023
Administrative expenses for the nine-month period ended September 30, 2024 were equal to Ps.508,618 million as compared to Ps.426,798 million for the same period ended September 30, 2023, a 19% increase. This increase was primarily attributable to a (i) Ps.25,568 million increase in taxes, (ii) Ps.21,338 million increase in armored transportation service and (iii) Ps.16,256 million increase in maintenance and repairs.
Taxes for services for the nine-month period ended September 30, 2024 were equal to Ps.150,860 million, as compared to Ps.125,293 million for the nine-month period ended September 30, 2023, a 20% increase.
Armored transportation service for the nine-month period ended September 30, 2024 were equal to Ps.21,365 million, as compared to Ps.28 million for the nine-month period ended September 30, 2023.
Maintenance and repairs for the nine-month period ended September 30, 2024 were equal to Ps.79,182 million, as compared to Ps.62,927 million for the nine-month period ended September 30, 2023, a 26% increase.
Administrative expenses related to banking activity for the nine-month period ended September 30, 2024 were equal to Ps.338,075 million, as compared to Ps.295,952 million for the nine-month period ended September 30, 2023, a 14% increase.
Administrative expenses related to Naranja X for the nine-month period ended September 30, 2024 were equal to Ps.134,325 million, as compared to Ps.112,173 million for the nine-month period ended September 30, 2023, a 20% increase.
Administrative expenses related to insurance activity for the nine-month period ended September 30, 2024 were equal to Ps.21,160 million, as compared to Ps.8,422 million for the nine-month period ended September 30, 2023, a 1% increase.

xiv) Other Operating Expenses

	For the Period Ended September 30,		Change (%)
	2024	2023	2024/2023
	(in millions of Pesos as of September, 2024, except percentages)
Turnover Tax	405,130	488,467	(17)
Contributions to the Deposit Insurance	10,368	13,748	(25)
Charges for Other Provisions	89,521	10,811	728
Claims	16,766	24,943	(33)
Other Financial Income	78,949	5,930	1,231
Interest on Leases	3,333	5,080	(34)
Credit Card-related Interest	107,208	96,722	11
Adjustment for remeasurement to homogeneous currency	21,237	—	—
Other Service-related and Sundry Expenses	151,486	119,118	27
Total other operating expenses	883,999	764,819	16
____________________
Nine-month period ended September 30, 2024, compared to nine-month period ended September 30, 2023
Other operating expenses for the nine-month period ended September 30, 2024 were equal to Ps.883,999 million, as compared to Ps.764,819 million of the nine-month period ended September 30, 2023, a 16% increase. This increase was primarily attributable to a 728% increase in charges for other provisions and to a 1,231% increase in other financial income.
Charges for other provisions for the nine-month period ended September 30, 2024 was equal to Ps89,521 million as compared to Ps.10,811 million for the nine-month period ended September 30, 2023, a 728% increase.
Other financial income for the nine-month period ended September 30, 2024 were equal to Ps.78,949 million as compared to Ps.5,930 million for the nine-month period ended September 30, 2023, a 1,231% increase.
Other operating expenses related to banking activity for the nine-month period ended September 30, 2024 were equal to Ps.599,735 million, as compared to Ps.588,952 million of the nine-month period ended September 30, 2023, a 2% increase.
Other operating expenses related to Naranja X for the nine-month period ended September 30, 2024 were equal to Ps.173,857 million, as compared to Ps.151,110 million for the nine-month period ended September 30, 2023.
xv) Loss on Net Monetary Position
Nine-month period ended September 30, 2024, compared to nine-month period ended September 30, 2023
Loss on net monetary position for the nine-month period ended September 30, 2024 was equal to Ps.1,976,508 million as compared to Ps.1,879,250 million for the nine-month period ended September 30, 2023, a 5% increase. This increase was due to a higher annual inflation. Inflation as of September 30, 2024 was 209%, 7,070 bps higher than the 138.3% inflation rate as of September 30, 2023.
Loss on net monetary position related to banking activity for the nine-month period ended September 30, 2024 was equal to Ps.1,603,505 million as compared to Ps.1,508,692 million for the nine-month period ended September 30, 2023, a 6% increase.

Loss on net monetary position related to Naranja X for the nine-month period ended September 30, 2024 was equal to Ps.293,721 million as compared to Ps.288,919 million for the nine-month period ended September 30, 2023, a 2% increase.
Loss on net monetary position related to insurance activity for the nine-month period ended September 30, 2024 was equal to Ps.7,529 million as compared to Ps.19,552 million for the nine-month period ended September 30, 2023, a 61% decrease.
xvi) Income Tax from Continuing Operations
Nine-month period ended September 30, 2024, compared to nine-month period ended September 30, 2023
Income tax from continuing operations for the nine-month period ended September 30, 2024 was equal to Ps.507,987 million as compared to Ps.219,266 million for the nine-month period ended September 30, 2023, a 132% increase. This increase was mainly attributable to an increase in the operating income.
Income tax from continuing operations related to banking activity for the nine-month ended September 30, 2024 was equal to Ps.427,925 million as compared to Ps.156,643 million for the fiscal nine-month ended September 30, 2023, a 173% increase.
Income tax from continuing operations related to Naranja X for the nine-month period ended September 30, 2024 was equal to Ps.68,385 million as compared to Ps.13,588 million for the nine-month period ended September 30, 2023, a 403% increase.
Income tax from continuing operations related to insurance activity for the nine-month period ended September 30, 2024 was a positive result equal to Ps.16,292 million as compared to Ps.11,361 million for the nine-month ended September 30, 2023 , a 43% increase.